

April 19, 2011

Ronald A. Martell
Chief Executive Officer
Poniard Pharmaceuticals, Inc.
750 Battery Street, Suite 330
San Francisco, CA 94111

> **Re:** **Poniard Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 12, 2011**
> **File Number 000-16614**

Dear Mr. Martell:

We have limited our review of the above referenced filing to the issues identified in this letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed April 12, 2011

1. Please disclose whether you currently have, or do not have, any plans, arrangements, or understandings, written or oral, for the issuance of any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Amended and Restated Articles of Incorporation to effect a reverse stock split of your outstanding shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director